                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            TYLER TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   902252 10 5
                                 (CUSIP Number)

                             Richmond Partners, Ltd.
                        Louis A. Waters, General Partner
                        520 Post Oak Boulevard, Suite 850
                              Houston, Texas 77027
                                 (713) 629-9172

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages
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CUSIP NO. 902252 10 5                                          Page 2 of 6 Pages


--------------------------------------------------------------------------------
   1   Name of Reporting Person                          Richmond Partners, Ltd.
       S.S. or I.R.S. Identification No. of Above
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds (See Instructions)                            - WC - BK -

--------------------------------------------------------------------------------
   5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]
--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                        Texas, U.S.A.

--------------------------------------------------------------------------------

Number of Shares       7    Sole Voting Power                         2,440,000*
Beneficially Owned
by Each Reporting      ---------------------------------------------------------
Person With            8    Shared Voting Power                              -0-

                       ---------------------------------------------------------
                       9    Sole Dispositive Power                    2,440,000*

                       ---------------------------------------------------------
                       10   Shared Dispositive Power                         -0-

--------------------------------------------------------------------------------
   11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,440,000*
--------------------------------------------------------------------------------
   12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
   13  Percent of Class Represented by Amount in Row (11)                   4.9%

--------------------------------------------------------------------------------
   14  Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------


----------
* Includes 440,000 shares of Common Stock held directly by Louis A. Waters, individually, and a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock held directly by Richmond Partners, Ltd.

CUSIP NO. 902252 10 5                                          Page 3 of 6 Pages


--------------------------------------------------------------------------------
   1  Name of Reporting Person                                   Louis A. Waters
      S.S. or I.R.S. Identification No. of Above
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)                                  - AF -

--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization                                U.S.A.

--------------------------------------------------------------------------------

Number of Shares       7    Sole Voting Power                         2,440,000*
Beneficially Owned
by Each Reporting      ---------------------------------------------------------
Person With            8    Shared Voting Power                            - 0 -

                       ---------------------------------------------------------
                       9    Sole Dispositive Power                    2,440,000*

                       ---------------------------------------------------------
                       10   Shared Dispositive Power                       - 0 -

--------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,440,000*

--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
   13 Percent of Class Represented by Amount in Row (11)                    4.9%

--------------------------------------------------------------------------------
   14 Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------


----------
* Includes 440,000 shares of Common Stock held directly by Louis A. Waters, individually, and a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock held directly by Richmond Partners, Ltd.

CUSIP NO. 902252 10 5                                          Page 4 of 6 Pages


         The following statement of information ("Statement") is Amendment No. 2 to the Schedule 13D filed by Richmond Partners, Ltd. and Louis A. Waters on September 22, 1997, as the same was amended by Amendment No.1 to Schedule 13D, filed July 10, 1998. This Statement is being filed by Richmond Partners, Ltd. and Louis A. Waters pursuant to SEC Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Statement is being filed as a result of the disposition by Mr. Waters of 69,900 shares of the Common Stock of Tyler Technologies, Inc. f/k/a Tyler Corporation. As a result of such disposition, Richmond Partners, Ltd. and Mr. Waters no longer hold more than five percent (5%) of the Common Stock of Tyler Technologies, Inc. and thus are no longer subject to the reporting requirements of Regulation 13D-G under the Act. As previously reported, Richmond Partners, Ltd. continues to beneficially own a Stock Purchase Warrant immediately exercisable for 2,000,000 shares of the Common Stock of Tyler Technologies at an exercise price of $2.50 (the "Stock Purchase Warrant"). Mr. Waters is filing this Statement jointly with Richmond Partners, Ltd. because he is its sole General Partner.

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Tyler Technologies, Inc., f/k/a Tyler Corporation, a Delaware corporation ("Tyler"), whose principal business address is 5949 Sherry Lane, Suite 1400, Dallas, Texas 75225.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by Richmond Partners, Ltd., a Texas limited partnership ("Richmond Partners"), and Louis A. Waters. Mr. Waters' business address is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027. Mr. Waters' principal occupation is managing his investments. Effective as of April 4, 2002, Mr. Waters retired from his positions as a director and officer of Tyler.

         Mr. Waters serves as the sole General Partner of Richmond Partners, whose principal business purpose is to acquire properties and securities for investment purposes. Richmond Partners directly holds the Stock Purchase Warrant and Mr. Waters directly holds 440,000 shares of Common Stock. The principal business address of Richmond Partners is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027.

         Neither Mr. Waters nor Richmond Partners has ever been convicted in a criminal proceeding. During the last five years, neither Mr. Waters nor Richmond Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Waters is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds or other consideration by which Richmond Partners acquired the Common Stock were previously described in Richmond Partners' initial
Schedule 13D and Amendment No. 1 to Schedule 13D. No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and neither Richmond Partners nor Mr. Waters, except for the transactions described in Richmond Partners' initial Schedule 13D, Amendment No. 1 to Schedule 13D and herein, have made any prior acquisitions or dispositions of the Common Stock.


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CUSIP NO. 902252 10 5                                          Page 5 of 6 Pages


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the disposition by Mr. Waters of 69,900 shares of the Common Stock was to diversify his personal investment holdings. In furtherance of such diversification, Mr. Waters has made arrangements to dispose of a total of 130,100 additional shares of Common Stock in compliance with Rule 144 under the Securities Act of 1933, as amended. Richmond Partners continues to hold the Stock Purchase Warrant for investment purposes.

         The number of shares of Common Stock beneficially owned by Richmond Partners and Mr. Waters does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit them to exercise control over Tyler. In addition, as of April 4, 2002, Mr. Waters retired from his positions as a director and officer of Tyler and thus cannot exercise control over Tyler.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock outstanding is 47,621,564 shares, as of May 6, 2002. Richmond Partners is the beneficial owner of 2,440,000 shares of Common Stock, which is comprised of (i) 440,000 shares of Common Stock held directly by Mr. Waters and (ii) a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock. Such shares and such Stock Purchase Warrant were acquired by Mr. Waters and Richmond Partners, respectively, in the transactions described in the original Schedule 13D and Amendment No. 1 to Schedule 13D. Mr. Waters is the sole General Partner of Richmond Partners, and as such, is also the beneficial owner of such shares of Common Stock and such Stock Purchase Warrant, which together represent 4.9% of the total number of shares of Common Stock issued and outstanding.

         (b) Mr. Waters, both individually and in his capacity as the sole General Partner of Richmond Partners, retains the sole voting and investment power with respect to all of the Common Stock described in Item 5(a), above. However, Mr. Waters' pecuniary interest in the Common Stock that is the subject of the Stock Purchase Warrant is less than all of Richmond Partners' holdings of the Stock Purchase Warrant.

         (c) All the securities described in Item 5(a) above were initially acquired in the transactions described in the original Schedule 13D and Amendment No. 1 to Schedule 13D, to which this Statement relates. During the period beginning on May 15, 2002 and ending on May 21, 2002, Mr. Waters disposed of 69,900 shares of Common Stock that he previously held directly. Such disposition was made at an average price of $5.56 per share and in compliance with Rule 144 under the Securities Act of 1933, as amended.

         (d) Other than the stock pledge described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by Richmond Partners and Mr. Waters.

         (e) As a result of the disposition of such shares of Common Stock as reported herein, as of May 21, 2002, Richmond Partners and Mr. Waters no longer hold more than five percent (5%) of the Common Stock of Tyler.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 2, above, Mr. Waters is the sole General Partner of Richmond Partners and, as such, he has the sole voting and investment power with respect to the securities to which this Statement relates.



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CUSIP NO. 902252 10 5                                          Page 6 of 6 Pages



Subject to the following sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Waters or Richmond Partners and any other person with respect to any securities of Tyler, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. All shares of the Common Stock held by Mr. Waters are pledged to a commercial bank to secure indebtedness of Mr. Waters and related parties; none of the securities that are the subject of this Statement is otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The instruments filed as exhibits to the original Schedule 13D and Amendment No. 1 to Schedule 13D to which this Statement relates are hereby incorporated by reference herein. The following instrument is filed as an exhibit to this Statement:

        Exhibit "A" - Agreement in Writing in Accordance with SEC Rule 13d-1(k)(1)(iii).

ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2002.


                                     RICHMOND PARTNERS, LTD.



                                     By: /S/ Louis A. Waters
                                         ---------------------------------------
                                             Louis A. Waters, General Partner



                                     /S/ Louis A. Waters
                                     -------------------------------------------
                                     Louis A. Waters, Individually

                                   EXHIBIT "A"

        Agreement in Writing in Accordance with SEC Rule 13d-1(k)(1)(iii)


         The undersigned hereby agree:

         1. that each of them is responsible for the timely filing of Form 13D/A and any amendments thereto with regard to Tyler Technologies, Inc., and for the completeness and accuracy of the information concerning each of them that is contained therein; and,

         2. such Form 13D/A identifies each of the undersigned, contains the required information with regard to each of the undersigned, and is filed on behalf of each of the undersigned.


Dated: May 23, 2002.


                                       RICHMOND PARTNERS, LTD.



                                       By: /S/ Louis A. Waters
                                          --------------------------------------
                                          Louis A. Waters, General Partner



                                        /S/ Louis A. Waters
                                       -----------------------------------------
                                       Louis A. Waters, Individually